TEUCRIUM COMMODITY TRUST
115 Christina Landing Drive, Unit 2004
Wilmington, DE 19801
(302) 543-5977

April 20, 2018

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Rahul Patel

Re:	Teucrium Commodity Trust, Teucrium Agricultural Fund
Registration Statement on Form S-1 (File No. 333-223943)

Dear Ms. Hunter:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Teucrium Commodity Trust (the "Trust") respectfully requests that the Trust's Registration Statement on Form S-1, File No. 333-223943 (the "Registration Statement"), be accelerated and declared effective at 9:00 a.m. Eastern time on April 30, 2018, or as soon thereafter as practicable.

Thank you for your assistance with this matter. If you have any questions, please contact W. Thomas Conner of Vedder Price P.C. by e-mail at tconner@vedderprice.com or by telephone at 202-407-7715.

TEUCRIUM COMMODITY TRUST

By:	Teucrium Trading, LLC, its Sponsor

By:	/s/Dale Riker
Name: Dale Riker
Title: Chief Executive Officer

cc:	W. Thomas Conner, Vedder Price P.C.

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